Exhibit 99.1

SKK Holdings Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

SINGAPORE, April 20, 2026 (GlobeNewswire) – SKK Holdings Limited (“SKK” or the “Company”) (Nasdaq: SKK), received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Rule”).

As previously disclosed, the Company was notified by Nasdaq on April 14, 2025 that the Company was not in compliance with the Rule because the closing bid price of its ordinary shares (which ordinary shares have since been reclassified as Class A ordinary shares) was below $1.00 per share for 30 consecutive business days. The Company had until October 13, 2025, and subsequently was granted an additional 180-days, or until October 13, 2025, to regain compliance with the Rule.

On April 14, 2026, the Company received a written notification from the Staff of Nasdaq, indicating that the Company failed to regain compliance within the second 180-calendar-day compliance period, and as a result, the Staff determined to delist the Company’s securities from the Nasdaq Capital Market, unless the Company requests an appeal of the Staff’s determination to a hearings panel.

Subsequently, Nasdaq has now determined that for the last ten consecutive business days, from April 6, 2026 to April 17, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with the Rule. In light of regaining compliance, the Company no longer intends to pursue the previously contemplated appeal of the Staff’s delisting determination.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

SKK Holdings Limited Contact:

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg